Exhibit 4.7

SECOND SUPPLEMENTAL INDENTURE

TO INDENTURE

                                This  SECOND SUPPLEMENTAL INDENTURE, dated as of November 24, 2003 (the “Second Supplemental Indenture”), is entered into by and between Hard Rock Hotel, Inc., a Nevada corporation (the “Company”), and U.S. Bank National Association, as trustee (the “Trustee”), under the Indenture dated as of May 30, 2003.  Capitalized terms used and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Indenture.

                                WHEREAS, the Company and the Trustee are parties to that certain Indenture, dated as of May 30, 2003, as amended by the First Supplemental Indenture dated as of November 20, 2003 (as amended by the First Supplemental Indenture, the “Indenture”), pursuant to which the Company issued $140,000,000 aggregate principal amount of 8 7/8% Second Lien Notes due 2013 (the “Notes”);

                                WHEREAS, the Company and the Trustee desire to amend the Indenture as set forth herein in order to qualify the Indenture under the Trust Indenture Act of 1939, as amended (the “TIA”);

                                WHEREAS, pursuant to Section 9.1 of the Indenture, the Company and the Trustee may amend or supplement the Indenture without the consent of the holders of the Notes, in order to qualify the Indenture under the TIA; and

                                WHEREAS, all of the conditions set forth in the Indenture necessary to authorize the execution and delivery of this Second Supplemental Indenture and to make this Second Supplemental Indenture valid and binding have been have been satisfied.

                                NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Trustee hereby agree to amend the Indenture as follows:

ARTICLE I

AMENDMENTS

                                Section 1.1             Amendment.  Section 10.11 of the Indenture is hereby amended and restated in its entirety to read as follows:

“(a)         To the extent applicable, and in addition to any other requirements of this Indenture, the Company will cause Section 314(d)(1) of the TIA relating to the release of property or securities from the Lien hereof and of the Collateral Documents to be complied with, provided, however, if the SEC has granted exemptive relief with respect to Section 314(d) of the TIA, from and after such time, the Company may rely on Sections 10.11(b) and 10.11(c).

(b)           Subject to the proviso in Section 10.11(a), the Company shall not be required to comply with subsection (a) of this Section 10.11 in respect of transactions undertaken pursuant to Section 10.6, provided that the Company shall deliver to the Trustee on or before December 31, 2003 and within 15 days following each June 30 and December 31 thereafter a certificate signed by two officers to the effect that all of the transactions undertaken by the Company pursuant to Section 10.6 during the preceding semi-annual period were in the ordinary course of the Company’s business and that all proceeds therefrom were used by the Company as permitted by the Indenture and the Collateral Documents.

(c)           Subject to the proviso in Section 10.11(a), the fair value of Collateral released from the Liens of this Indenture and the Collateral Documents pursuant to Section 10.6 hereof shall not be considered in determining whether the aggregate fair value of Collateral released from the Liens of this Indenture and the Collateral Documents in any calendar year exceeds the 10% threshold specified in Section 314(d)(1) of the TIA; provided that the Company’s right to rely on this sentence at any time is conditioned upon the Company having furnished to the Trustee the certificates described in subsection (b) of this Section 10.11 that were required to be furnished to the Trustee at or prior to such time. It is expressly understood that subsection (b) of this Section 10.11 and this subsection (c) relate only to the Company’s obligations under the TIA and shall not restrict or otherwise affect the Company’s and its Subsidiaries’ rights or abilities, or the rights or abilities of the administrative agent under the New Credit Facility, to release Collateral pursuant to the terms of this Indenture, the Intercreditor Agreement and the Collateral Documents or as otherwise permitted by the Trustee under this Indenture, the Intercreditor Agreement and the Collateral Documents.”

ARTICLE II
GENERAL PROVISIONS

                                Section 2.1             Effective Date.  This Second Supplemental Indenture shall become effective as of the date first above written.

                                Section 2.2             Ratification of Indenture.  Except as expressly amended by this

Second Supplemental Indenture, the Indenture is in all respects hereby acknowledged, ratified and confirmed and shall continue in full force and effect in accordance with the terms thereof.

                                Section 2.3             Successors.  All agreements of the Company and the Trustee in this Second Supplemental Indenture shall bind their respective successors and assigns.

                                Section 2.4             Governing Law.   This Second Supplemental Indenture shall be

governed by, and construed in accordance with, the laws of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

                                Section 2.5             Severability.  In case any provision of this Second Supplemental

Indenture shall be deemed invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

                                Section 2.6             Headings.  The Article and Section headings in this First

Supplemental Indenture are for convenience only and shall not affect the construction of this Second Supplemental Indenture.

                                Section 2.7             Counterparts.  This Second Supplemental Indenture may be

executed in any number of counterparts, each of which shall be deemed an original but all such counterparts shall together constitute the same instrument.

                                Section 2.8             Unity.  All provisions of this Second Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture and the Notes.  The Indenture and the Notes, as amended and supplemented by this Second Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

                                IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

HARD ROCK HOTEL, INC.

By:          /s/ BRIAN OGAZ

                Name:  Brian Ogaz

                Title:  Senior Vice President

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:          /s/  BENJAMIN J. KRUEGER

                Name:  Benjamin J. Krueger

                Title:  Trust Officer